Honda Motor Co., Ltd.

No. 1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556

Japan

July 13, 2012

Ms. Linda Cvrkel

Branch Chief, Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:	Honda Motor Co., Ltd. Form 20-F for the fiscal year ended March 31, 2012 File No. 1-7628

Dear Ms. Cvrkel:

We have received the staff’s comment letter of July 9, 2012, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2012.

We are making, and intend to make, our best efforts to respond to your comment. However, after reviewing the comment and related issues with our independent accountants and our U.S. counsel, we have unfortunately determined that we are not in a position to provide a response within the 10 business days requested. Among other things, we are currently closing the first quarter financial results for the year ending March 31, 2013, which are scheduled to be announced on July 31. In addition, mid-August is a traditional holiday season in Japan. In light of these time pressures, we believe that we can provide complete responses to the staff’s comments by August 31, 2012 and respectfully request that you permit us to submit our responses by this date.

Your kind understanding would be highly appreciated.

Very truly yours,

/s/ Fumihiko Ike
Fumihiko Ike Senior Managing Officer and Director Chief Financial Officer Honda Motor Co., Ltd.

cc:	Effie Simpson

Claire Erlanger

(U.S. Securities and Exchange Commission)

Izumi Akai

Kenji Taneda

Junko Urabe

(Sullivan & Cromwell LLP)